Filed by Fronteer Development Group Inc.
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended
Subject Company: Aurora Energy Resources Inc.
Filing Company: Fronteer Development Group Inc.
Commission File No. 333-156889
Dated: January 26, 2009

Building a well-funded gold company Proposed acquisition of Aurora Energy Resources

Notices Forward Looking Statements Except for the statements of historical fact contained herein, certain information presented constitutes forward-looking statements. Such forward- looking statements include, without limitation, those with respect to potential expansion of mineralization, plans for exploration and development, potential future production, exploration budgets and timing of expenditures and community relations activities and any statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements, and involve known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of Fronteer to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward- looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, changes in government legislation, changes in ownership interest in a project, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, copper, silver and uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, international operations and joint ventures, estimation of reserves and resources, government regulation and permitting matters, the satisfaction of conditions to any offer, the occurrence of any event, change or other circumstance that could give rise to the termination of the lock-up agreements relating to the proposed transaction, the ability to obtain all necessary regulatory approvals, a delay in the consummation of the proposed transaction or the failure to complete the proposed transaction for any other reason, the amount of costs, fees and expenses related to the proposed transaction, the anticipated benefits to Aurora and Fronteer shareholders and other expected or anticipated benefits of the proposed acquisition, as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information Form and Fronteer's latest Form 40-F and in the section entitled "Risks Relating to the Offer" in Fronteer's offer and take-over bid circular on file with the Canadian securities regulators and included in the Registration Statement on Form F-8 filed with the U.S Securities and Exchange Commission. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause Fronteer's plans, results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements. U.S. Shareholders A registration statement including the offer and take-over bid circular, prospectus and other offer documents has been filed with the United States Securities and Exchange Commission. U.S. investors and securityholders are advised to read these documents carefully, because they include important information regarding the offer. Investors and stockholders may obtain a free copy of the offer to purchase, prospectus, the related letter of transmittal and certain other offer documents from the Securities and Exchange Commission's website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Fronteer or its Information Agent. YOU SHOULD READ THE OFFER TO PURCHASE, PROSPECTUS AND OTHER OFFER DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Our global assets Large portfolio of gold projects in Nevada, one of the world's best gold-mining districts New gold and copper-gold mineral belt in northwestern Turkey A pipeline of uranium deposits in coastal Labrador through our 42.2% equity interest in Aurora Energy Resources Nevada Labrador Turkey

Our vision To become a near term, mid-cap gold-growth company advancing a pipeline of exploration, development and production projects.

Our growing asset base target *Total attributable AuEq ounces. Resource tables, including cut-off grades, included in appendix. 2004 2005 2006 2007 2008 2009 Ounce Au (millions) 1 3 4 4.87 5.65 10 5.65M oz* to date

Most metals equities are trading near five-year lows Many companies with high-quality assets are trading below cash reserves A "company making" period - the time is right to act and build core business Weather the downturn with an even stronger cash position and with a pipeline of high-quality projects Rationale for proposed transaction The time is now for corporate growth in the resource sector:

The proposed transaction would bring Fronteer closer to becoming a fully-funded exploration company able to execute on all of its growth strategies, including: Rationale for proposed transaction Project advancement and development of: Existing mineral projects New joint ventures Mergers and acquisitions

This transaction represents a logical and achievable first step and one of the best opportunities identified to execute Fronteer's growth strategy: We already own 42.2% of the company Fronteer is the founder and single largest shareholder of Aurora Rationale for proposed transaction

The deal structure Three institutional shareholders of Aurora have entered into lock-up agreements, representing ~ 26% of outstanding common shares. The remaining ~32% of the outstanding common shares are widely held. Issuance of 0.825 Fronteer shares for each Aurora share, or ~35 million Fronteer shares, resulting in Aurora shareholders (other than Fronteer) holding ~30% of the outstanding shares of the combined company. The offer has been made by way of a formal offer and take-over bid circular mailed to all Aurora shareholders on January 23, 2009. Proposed acquisition of remaining interest in Aurora via share exchange

Our acquisition Aurora Energy Resources Uranium company created by Fronteer in 2005 to advance the Michelin Project in Labrador, Canada's Central Mineral Belt Cash: ~$99 million NI 43-101 resource of 134 million pounds* of uranium One of the world's most promising uranium districts * For further details of the estimation procedure for Michelin, Jacques Lake, Rainbow, Nash, Inda and Gear, please view the technical reports, dated April 7, 2008, at www.sedar.com.

Benefits to shareholders 1) Financial Strengthens Fronteer's balance sheet, including cash and equivalents, by combining Fronteer's approximately $79 million with Aurora's approximately $99 million, for a total of approximately $178 million. Increasing the amount of cash per share by approximately 58% from approximately $0.95 per Fronteer share to approximately $1.50 per Fronteer share. Reduces the need for Fronteer to seek equity financing or incur debt to further explore or develop its projects in the near- to mid-term. M&A leverage: Capitalizes on the deep value opportunities in the resource sector. Combined company is expected to have the capability to move forward with attractive M&A opportunities and investments, should they arise. Minimizes systemic working capital crunch and fosters long term corporate viability.

2003 2004 2005 2006 2007 2008 2009/ Deal close $M 3.4 9.5 16 40 99 82 175 *As at Dec. 31 year-end $Million 1) Financial - Cash growth* Benefits to shareholders

2) Corporate and ownership structure: Simplifies ownership of one of the world's largest undeveloped uranium projects, the Michelin Project in coastal Labrador Is expected to eliminate or reduce Fronteer's "holding company" discount Consolidated ownership of cash and asset gives Fronteer control over Michelin project's future Combines the technical capabilities of both companies Uranium assets would become approximately 30% of the value of the combined company Benefits to shareholders

3) Value creation Aurora represents some of the deepest value in the sector Acquiring ~58% of Aurora in return for 100% of cash and projects, and no debt or material long-term liabilities Uranium remains a special situation metal with a bright future Well-priced option on the future price of uranium Benefits to shareholders

4) Asset quality NI 43-101 resource of 134 million pounds* of uranium One the world's largest and highest grade deposits** Relatively low technical risks Large anticipated exploration upside Project near ready to enter permitting pipeline Excellent jurisdiction Benefits to shareholders *For further details of the estimation procedure for Michelin, Jacques Lake, Rainbow, Nash, Inda and Gear, please view the technical reports, dated April 7, 2008, at www.sedar.com. **Dundee Securities, "Aurora Energy Resources: Dual appeal: development story and exploration play," Dec. 12, 2007

1M lbs 10M lbs 100M lbs 1000M lbs 6th largest uranium development project 7th highest grade of 'world class' deposits 10th largest primary uranium deposit Michelin Project 4) Asset quality* Benefits to shareholders *Dundee Securities, "Aurora Energy Resources: Dual appeal: development story and exploration play," Dec. 12, 2007

Resource has increased seven-fold in only three years* Large anticipated exploration upside* 4) Asset quality Benefits to shareholders *For further details of the estimation procedure for Michelin, Jacques Lake, Rainbow, Nash, Inda and Gear, please view the technical reports, dated April 7, 2008, at www.sedar.com. 2004 2005 2006 Current Pounds of Uranium 18 36 96 134

Commitment to Labrador Retain the core Aurora team and continue development activities leading towards mining Tailings management options study Environmental studies Continue working closely with communities and government Local training program Community panel Ongoing discussions with Nunatsiavut Government and constituents Continue to support the progress of the Michelin project and optimize value Continue Aurora's practice of budget restraint in the near-term Our corporate focus remains gold -- uranium assets will remain a small part of the combined company

Our near future 37 Organic growth from current and ongoing discovery success: Diversified portfolio of projects Aiming to significantly increase gold resource base by end of 2009* Growth through M&A: Acquisition of NewWest Gold closed in Sept. 2007 Proposed acquisition of Aurora Energy Resources announced Dec. 2008 Many value opportunities currently exist Growth from potential future production: Partnerships with senior producers Little financial/operational risk on some projects. *For further details of the estimation procedure for Michelin, Jacques Lake, Rainbow, Nash, Inda and Gear, please view the technical reports, dated April 7, 2008, at www.sedar.com.

Appendix Leadership team Management Board Resource estimate tables

Leadership/ Management World-wide experience President & CEO: Dr. Mark O'Dea Donlin Creek project (gold), Alaska Dolores Mine (gold), Mexico Red Lake Mine (gold), Ontario VP, Operations: Jim Lincoln Red Dog (zinc), Alaska Magmont West (zinc), Missouri CSH 217 project (gold), China CFO: Sean Tetzlaff Specialist in Corporate Tax, KPMG LLP Chartered Accountants CFO, Emgold Mining Corp., USA CFO, Valerie Gold Resources Inc., Mexico VP, Exploration: Ian Cunningham-Dunlop Barrick Gold Corp, Eskay Creek Mine, British Columbia Veladero Gold Project, Argentina Chief Geologist: Chris Lee Snap Lake, Gacho Kue and Victor Diamond Mines (diamonds), Debeers BHP Billiton, Ekati (diamonds), Northwest Territories Inco, Garson Mine (nickel), Ontario

Leadership/ Board World-wide experience Chair: Oliver Lennox-King Co-founder and former Chair, Pangea Goldfields, Southern Cross Resources and Tiomin Resources Scott Hand Former Chair & CEO, Inco Ltd. George Bell President & CEO, UNOR Inc. Lyle Hepburn Partner, Beach, Hepburn, LLP Donald McInnes Founder, Vice-Chair and CEO, Plutonic Power Corp. Founder and Director, Blackstone Ventures Former President, Western Keltic Mines Jo Mark Zurel President, Stonebridge Capital Inc. Former CFO, CHC Helicopters Dr. Mark O'Dea President & CEO, Fronteer Development Group & Deputy Chairman, Aurora Energy Resources

Project M+I ounces (AuEq) Grade (oz/ton) Inferred ounces (AuEq) Grade (oz/ton) Kirazli (40% interest) 154,400 0.033 402,800 0.041 Agi Dagi-Deli (40%) 368,400 0.046 207,600 0.048 Agi Dagi-Baba (40%) 163,600 0.021 94,800 0.021 Northumberland ( 100%) 2,440,000 0.067 815,000 0.094 Zaca (100%) 700,000 0.029 11,000 0.037 Sandman (100%) 271,900 0.034 38,000 0.027 TOTALS 4,098,300 1,569,800 *43-101 attributable AuEq ounces. Newmont may earn 51% on Sandman if it meets requirements, including making a production decision by June 2011. As part of Phase 2, Newmont may then earn an additional 9% interest in Sandman (for a total 60% interest) by spending a further US$9 million on development. Project resource tables, including cut-off grades and gold-silver ratios, included in subsequent pages of this appendix Global resource base* Cautionary Note to United States Readers Concerning Estimates of Measured, Indicated and Inferred Resources This presentation uses the terms "Measured," "Indicated" and "Inferred" Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Resource estimate / Nevada

Sandman Project	Tons	Average Gold Grade (oz Au/ton)	Average Gold Grade (g Au/tonne)	Contained Gold (oz)	Contained Gold (oz)
Measured Resources	1,710,000	0.048	1.65	82,100	82,100
Indicated Resources	6,323,000	0.030	1.03	189,800	189,800
Total Measured and Indicated Resources	8,033,000	0.034	1.17	271,900	271,900
Inferred Resources	1,418,000	0.027	0.93	38,000	38,000

Resources reported at a different cut-off grade for material above (0.01 oz Au/ton, or 0.34 g Au/t) and below (0.02 oz Au/ton, or 0.69 g Au/t) a threshold elevation of 4,200 feet to account for different potential mining methods at different depths. The mineral resource expressed is based on the NI 43-101 Technical Report prepared by Mine Development Assoc as of Nov. 1, 2007. The cut-off grade (expressed in ounces of gold per ton) for Sandman Project measured, indicated and inferred resources is 0.01 oz Au/ton for all of the shallow deposits and 0.02 oz Au/ton for the deeper zones at the Southeast Pediment deposit. Michael Gustin, Ph.D., of Mine Development Associates ("MDA"), Reno, Nevada, is designated as a Qualified Person for the Sandman resource estimate, with the ability and authority to verify the authenticity of, and validity of, this data. Mineral resources have been estimated by MDA in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. For further details on how these resources were calculated, please view the technical reports at www.sedar.com.

24

Resource estimate / Nevada

Northumberland Project	Tons	Average Gold Grade (oz Au/ton)	Average Gold Grade (g Au/tonne)	Average Silver Grade (oz Ag/ton)	Average Silver Grade (g Ag/tonne)	Contained Gold (oz)	Contained Silver (oz)	Contained Gold Equivalent (oz Au-eq)
Indicated gold	36,518,000	.069	1.92	–	–	2,259,000	–	2,259,000
Indicated silver	36,518,000	-	-	.23	7.72		9,062,000	181,000
Total Measured and Indicated Resources	36,518,000	.069	1.92	.23	7.72	2,259,000	9,062,000	2,440,000
Inferred Gold Resources	6,926,000	.10	3.49	–	–	776,300	–	776,300
Inferred Silver Resources	6,926,000	-	-	.18	6.3	–	1,403,000	27,700
Total Inferred Resources	6,926,000	.10	3.49	.18	6.3	776,300	1,403,000	804,000

AuEq calculated at a Au:Ag ratio of 50:1 and assumes 100% recovery of both metals. Mineral resources are not mineral reserves and do not have demonstrated economic viability, and there is no guarantee that any resource will become a reserve. Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group. is the designated Qualified Person who has prepared the Northumberland resource estimate. Mineral resources have been estimated in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in November 2003, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The mineral resource estimate is as of May 1, 2008 and was conducted using a combination of Ordinary Kriging (gold) and Inverse-Distance Weighting (silver) grade interpolations within an 'unwrinkled' 3-D block model in Gemcom software. A total of 17,149 assays from 1,119 drill holes (core, RC and rotary drilling) were capped and composited to 10 ft lengths, then separated into high and low grade domains within three distinct mineralized horizons, constrained by hand-digitized, 3-D solids. Each horizon was 'unwrinkled' into a separate flat horizon to facilitate continuous interpolation across variably dipping segments of the deposit, then back-transformed into real space. Densities were based on 295 s.g. measurements and assigned according to lithological proportions in different areas of the deposit and degree of oxidation. Three different resource types were defined in order to reflect the different anticipated costs of extraction for open pit versus underground mining, and heap leach versus sulfide processing. Cut-off grades for each resource type were estimated using cost ranges of existing operations for various parameters, such as mining and processing costs, metal recoveries, general and administrative, sales and refining costs, and an assumed gold price of $700 per ounce. The three different resource types are: open pit oxide and sulfide, based on gold cyanide extraction ratios (oxide resource = cyanide leach assay/fire assay greater than 0.5), and underground, based on depth below surface (2,286-metre elevation, constrained by preliminary internal Lerchs-Grossman pit optimizations). Mineral resources were classified according to: (i) geological confidence, (ii) number of drill holes, and (iii) average distances to samples used in each block estimate. Further details of the estimation procedure are available in the amended and restated NI 43-101 report, which is posted on SEDAR (www.sedar.com).

25

Resource estimate / Nevada

Zaca Project	Tons	Average Gold Grade (oz Au/ton)	Average Gold Grade (g Au/tonne)	Average Silver Grade (oz Ag/ton)	Average Silver Grade (g Ag/tonne)	Contained Gold (oz)	Contained Silver (oz)	Contained Gold Equivalent (oz Au-eq)
Measured Resources	8,097,000	0.019	0.65	0.704	24.1	151,000	5,700,000	236,000
Indicated Resources	18,730,000	0.014	0.48	0.707	24.2	266,000	13,242,000	464,000
Total Measured and Indicated Resources	26,827,000	0.016	0.55	0.706	24.2	417,000	18,942,000	700,000
Inferred Resources	329,000	0.018	0.62	1.033	35.4	6,000	340,000	11,000

Resources are reported at a Au equivalent cut-off grade of 0.01 oz Au-eq/ton (0.34 g Au-eq/t) to fairly represent the in situ metal content from the two overlapping metal distributions. Au equivalent grades were calculated using a Au:Ag price ratio of 67:1. No metallurgical recoveries were used to modify the ratio. The resource estimate is from the 43-101 Compliant Report: Updated Technical Report of the Zaca Project Alpine County, California USA, by Mine Development Associates ("MDA"). The cut-off grade (expressed in ounces of gold per ton) for the Zaca Project measured, indicated and inferred resources is 0.01 ounces of gold equivalent per ton. Mineral resources are not mineral reserves and do not have demonstrated economic viability, and there is no guarantee that any resource will become a reserve. Steven Ristorcelli, P. Geo, of MDA, Reno, Nevada, is designated as a Qualified Person for the Zaca resource estimate, with the ability and authority to verify the authenticity of, and validity of, this data. Mineral resources have been estimated by MDA in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. For further details on how these resources were calculated, please view the technical reports, at www.sedar.com.

26

Resource estimate / Turkey

Agi Dagi: Baba zone	Tons	Average Gold Grade (oz Au/ton)	Average Gold Grade (g Au/tonne)	Average Silver Grade (oz Ag/ton)	Average Silver Grade (g Ag/tonne)	Contained Gold (oz)	Contained Silver (oz)	Contained Gold Equivalent (oz Au-eq)
Measured Resources	–	–	–	–	–	–	–	–
Indicated Resources	15,000,000	0.02	0.80	0.03	1.00	400,000	464,000	409,000
Total Measured and Indicated Resources	15,000,000	0.02	0.80	0.03	1.00	400,000	464,000	409,000
Inferred Resources	9,100,000	0.02	0.80	0.01	0.30	235,000	86,000	237,000

Resources are reported at a cut-off grade of 0.5 g Au/t (0.015 oz Au/ton). Au equivalent grades were calculated using a Au:Ag price ratio of 50:1. No metallurgical recoveries were used to modify the ratio. Total project ounces gold equivalent. Fronteer has a pro forma 40% share as part of joint venture with a Turkish subsidiary of Teck Cominco Limited. Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries. Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group, is the designated Qualified Person for the Agi Dagi and Kirazli Projects in NW Turkey and also the Qualified Person for this resource estimate. The resource models consist of a combination of oxide/sulphide zones, and isograde shells generated in Leapfrog software. Two metre composites were generated from capped gold and silver grades within these solids, and core samples with less than 50% recovery were omitted. Grades were interpolated into blocks measuring 20x20 metres in the horizontal direction and 10 metres in the vertical direction, using inverse distance squared, ordinary kriging, or a combination of both methods, in Gemcom software. Search radii were determined from variogram ranges, with restricted ranges for high grade populations, and hard boundaries were used to limit sample selection between the oxide and sulphide zones at Deli and Kirazli. Densities were interpolated from drill core data into the block models using inverse distance squared. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number of drill holes and the average distance of samples used in each block estimate. Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve. For further details on how these resources were calculated, please view the technical reports, dated Aug. 1, 2007, at www.sedar.com.

27

Resource estimate / Turkey

Agi Dagi: Deli zone	Tons	Average Gold Grade (oz Au/ton)	Average Gold Grade (g Au/tonne)	Average Silver Grade (oz Ag/ton)	Average Silver Grade (g Ag/tonne)	Contained Gold (oz)	Contained Silver (oz)	Contained Gold Equivalent (oz Au-eq)
Measured Resources	1,600,000	0.05	1.80	0.39	13.50	94,000	696,000	108,000
Indicated Resources	18,300,000	0.04	1.20	0.30	10.20	693,000	6,027,000	814,000
Total Measured and Indicated Resources	19,900,000	0.04	1.23	0.35	10.51	787,000	6,723,000	921,000
Inferred Resources	10,200,000	0.04	1.30	0.45	15.50	418,000	5,068,000	519,000

Total project ounces gold equivalent. Fronteer has a pro forma 40% share as part of joint venture with a Turkish subsidiary of Teck Cominco Limited. Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries. Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group, is the designated Qualified Person for the Agi Dagi and Kirazli Projects in NW Turkey and also the Qualified Person for this resource estimate. The resource models consist of a combination of oxide/sulphide zones, and isograde shells generated in Leapfrog software. Two metre composites were generated from capped gold and silver grades within these solids, and core samples with less than 50% recovery were omitted. Grades were interpolated into blocks measuring 20x20 metres in the horizontal direction and 10 metres in the vertical direction, using inverse distance squared, ordinary kriging, or a combination of both methods, in Gemcom software. Search radii were determined from variogram ranges, with restricted ranges for high grade populations, and hard boundaries were used to limit sample selection between the oxide and sulphide zones at Deli and Kirazli. Densities were interpolated from drill core data into the block models using inverse distance squared. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number of drill holes and the average distance of samples used in each block estimate. Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve. For further details on how these resources were calculated, please view the technical reports, dated Aug. 1, 2007, at www.sedar.com.

28

Resource estimate / Turkey

Kirazli	Tons	Average Gold Grade (oz Au/ton)	Average Gold Grade (g Au/tonne)	Average Silver Grade (oz Ag/ton)	Average Silver Grade (g Ag/tonne)	Contained Gold (oz)	Contained Silver (oz)	Contained Gold Equivalent (oz Au-eq)
Measured Resources	1,100,000	0.04	1.40	0.28	9.60	51,000	342,000	58,000
Indicated Resources	8,300,000	0.03	1.10	0.17	5.80	297,000	1,549,000	328,000
Total Measured and Indicated Resources	9,400,000	0.03	1.15	0.18	6.26	348,000	1,891,000	386,000
Inferred Resources	24,600,000	0.04	1.20	0.06	2.00	976,000	1,558,000	1,007,000

Total project ounces gold equivalent. Fronteer has a pro forma 40% share as part of joint venture with a Turkish subsidiary of Teck Cominco Limited. Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries. Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group, is the designated Qualified Person for the Agi Dagi and Kirazli Projects in NW Turkey and also the Qualified Person for this resource estimate. The resource models consist of a combination of oxide/sulphide zones, and isograde shells generated in Leapfrog software. Two metre composites were generated from capped gold and silver grades within these solids, and core samples with less than 50% recovery were omitted. Grades were interpolated into blocks measuring 20x20 metres in the horizontal direction and 10 metres in the vertical direction, using inverse distance squared, ordinary kriging, or a combination of both methods, in Gemcom software. Search radii were determined from variogram ranges, with restricted ranges for high grade populations, and hard boundaries were used to limit sample selection between the oxide and sulphide zones at Deli and Kirazli. Densities were interpolated from drill core data into the block models using inverse distance squared. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number of drill holes and the average distance of samples used in each block estimate. Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve. For further details on how these resources were calculated, please view the technical reports, dated Aug. 1, 2007, at www.sedar.com.

29

Resource estimate / Labrador

		Underground*			Open Pit**			Total
Deposit	**Class**	**Tonnes**	**%U3O8**	**lbs U3O8**	**Tonnes**	**%U3O8**	**lbs U3O8**	**lbs U3O8**
MICHELIN	Measured	1,289,000	0.12	3,310,000	5,795,000	0.08	9,768,000	
	Indicated	16,170,000	0.13	44,582,000	7,146,000	0.06	9,774,000	
	Measured & Indicated	**17,459,000**	**0.12**	**47,892,000**	**12,941,000**	**0.07**	**19,542,000**	**67,434,000**
JACQUES LAKE	Measured	415,000	0.09	802,000	401,000	0.09	798,000	
	Indicated	3,357,000	0.08	5,861,000	1,909,000	0.07	2,950,000	
	Measured & Indicated	**3,772,000**	**0.08**	**6,663,000**	**2,310,000**	**0.07**	**3,748,000**	**10,411,000**
RAINBOW	Indicated				1,088,000	0.09	2,063,000	2,063,000
NASH	Indicated				757,000	0.08	1,300,000	1,300,000
INDA	Indicated				1,460,000	0.06	2,037,000	2,037,000
GEAR	Indicated				520,000	0.06	665,000	665,000
TOTAL	**Measured & Indicated**	**21,231,000**	**0.12**	**54,555,000**	**19,076,000**	**0.07**	**29,355,000**	**83,910,000**
MICHELIN	Inferred	12,577,000	0.12	33,647,000	1,564,000	0.05	1,818,000	35,465,000
JACQUES LAKE	Inferred	2,778,000	0.08	4,596,000	2,210,000	0.05	2,314,000	6,910,000
RAINBOW	Inferred				931,000	0.08	1,700,000	1,700,000
NASH	Inferred				613,000	0.07	904,000	904,000
INDA	Inferred				3,042,000	0.07	4,538,000	4,538,000
GEAR	Inferred				210,000	0.06	262,000	262,000
TOTAL	**Inferred**	**15,355,000**	**0.11**	**38,243,000**	**8,570,000**	**0.06**	**11,536,000**	**49,779,000**

** Underground resources reported at 0.05% U3O8 cut-off*

*** Open Pit resources reported at 0.03% U3O8 cut-off*

Christopher Lee, P. Geo, Chief Geoscientist for Aurora Energy Resources Inc., is the designated Qualified Person for this resource estimate. The Michelin resource model consists of four discrete mineralized domains, defined by a combination of stratigraphy, alteration and grade, that were hand digitized using 348 drill holes, on 50 metre-spaced cross-sections. Two metre composites were generated from capped U3O8 grades within these solids and used to interpolate grades into two block models, one for underground (5x5x5 metres) and one for the open pit (10x5x10 metres), using ordinary kriging in Gemcom software. Search radii were determined from correlogram ranges and oriented parallel to the overall plunge of the deposit. A single average density of 2.7 g/cc, as determined from 129 measurements from mineralized rock throughout the deposit, was used to calculate tonnage. Blocks were classified into Measured, Indicated and Inferred Mineral Resource categories using a combination of the number of drill holes and the average distance of samples used in each block estimate. The Michelin resource estimate is reported using cut-off grades of: 0.03% U3O8 for the open pit portion, and 0.05% U3O8 for underground. For further details of the estimation procedure for Michelin, Jacques Lake, Rainbow, Nash, Inda and Gear, please view the technical reports, dated April 7, 2008, and amended on August 28, 2008, at www.sedar.com. Further information on other deposits can also be found at www.aurora-energy.ca

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